Exhibit 99.1

MY Reports Third Quarter 2012 Unaudited Results

ZHONGSHAN, China, November 16, 2012– China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights:

-	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 228MW, or 152 units of 1.5MW WTGs, a decrease of 58.9% compared to Q3 2011.

-	Total revenue was RMB787.8 million (US$125.3 million), a decrease of 58.6% compared to Q3 2011.

-	Gross profit was RMB137.2 million (US$21.8 million), a decrease of 55.1% compared to Q3 2011. Gross margin was 17.4%, compared to 16.0% in Q3 2011.

-	Total comprehensive income was RMB4.9 million (US$0.8 million), a decrease of 94.4% compared to Q3 2011.

-	Basic and diluted earnings per share was RMB0.03 (US$0.005), compared to RMB0.82 in Q3 2011.

Recent Developments

-	Joint Venture with Huaneng Renewables Corporation Limited – On August 31, 2012, the Company announced that its subsidiary, Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”), has formed a joint venture with Huaneng Renewables Corporation Limited (“Huaneng Renewables”) (HKEx Stock Code: 0958), a leading pure-play renewable energy company in China, to specialize in the development of wind and solar power projects in China and overseas markets.

-	Strategic Cooperation with CGNPC – On September 10, 2012, the Company announced that Guangdong Mingyang has signed a strategic cooperation agreement with China Guangdong Nuclear Power Holding Co., Ltd. (“CGNPC”), a leading clean energy supplier and energy services provider in China, to jointly develop wind and solar power projects.

-	Share Repurchase Program – During the third quarter of 2012, the Company did not make any repurchases under its share repurchase program. Since the inception of the program, the Company had repurchased an aggregate of 3,153,897 ADS, representing 3,153,897 ordinary shares of the Company from the open market for an aggregate consideration of approximately US$8.6 million (excluding commissions).

Mr. Zhang commented, “Our financial performance in the third quarter continued to improve over the previous quarter, with gross margin improving by approximately 2.9% and operating margin improving by 3.0%. Ming Yang intends to provide its customers with the best solutions in wind power generation through a range of customized products and services. We aim to deliver our products and services with higher power generation, higher efficiency and better reliability at lower cost of energy. We are glad that our new order intake during the third quarter was 302MW, including 123 units for our new 2.0MW WTGs, and we look forward to expanding our market presence in the 2.0MW plus WTG market in China.”

“During this quarter, we had formed a strategic partnership with Reliance Group of India which is a significant development of our overseas market strategy. We continue to work with key domestic players, including Huaneng Renewables and CGNPC, on wind power project development in China. Again, this is testament to our commitment of offering superior products and services to our customers.”

Mr. Zhang concluded, “We continue to invest for the future, and we believe that our customized business model will continue to help Ming Yang capitalize on market opportunities both in China and overseas markets, and bolster its competitiveness despite challenging market conditions.”

Third Quarter 2012 Unaudited Financial Results

Revenue

Revenue in the third quarter of 2012 was RMB787.8 million (US$125.3 million), representing a decrease of 58.6% from RMB1,904.8 million in the corresponding period in 2011. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 228MW, or 152 units of 1.5MW WTGs, compared to 555MW, or 370 units of 1.5MW WTGs, for the corresponding period in 2011. The decrease in revenue in the third quarter was primarily due to the overall weakened market demand for WTGs in China.

As of September 30, 2012, the Company installed 33 units of WTGs which were commissioned through its EPC program but the funding to the project developer was subject to final approval by local banks. As a result, in keeping with its revenue recognition policy, the Company did not recognize revenue of approximately RMB160.0 million (US$25.5 million) for these 33 units of WTGs during this quarter.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2012 was RMB137.2 million (US$21.8 million), representing a decrease of 55.1% from RMB305.6 million for the corresponding period in 2011. Gross margin in the third quarter of 2012 was 17.4%, compared to 16.0% for the corresponding period in 2011. The decline in gross profit was a result of weakened demand overall. The gross margin, however, improved 1.4% year-over-year, primarily due to the favorable mix of higher margin sales contracts for WTGs recognized during the third quarter of 2012.

Selling and Distribution Expenses

Selling and distribution expenses were RMB38.1 million (US$6.1 million) for the third quarter of 2012, compared to RMB61.4 million for the corresponding period in 2011, representing a decrease of 37.9%, primarily due to the decreased transportation expenses as a result of fewer number of WTGs deliveries, less bidding charges incurred due to less bidding activities and less share-based compensation expenses incurred during the period.

Administrative Expenses

Administrative expenses were RMB59.3 million (US$9.4 million) for the third quarter of 2012, compared to RMB87.1 million for the corresponding period in 2011, representing a decrease of 31.9%, primarily due to the fact that there was a provision of receivables of RMB28.7 million in the third quarter of 2011 whereas there was a RMB4.7 million (US$0.7 million) provision in the corresponding period in 2012.

Research and Development Expenses

Research and development expenses were RMB23.4 million (US$3.7 million) for the third quarter of 2012, compared to RMB19.2 million for the corresponding period in 2011, representing an increase of 21.9%. This increase was primarily due to the fact that the Company is currently carrying out more wind turbine development projects, resulting in an increase in staff costs with more engineers employed, and higher material consumption and depreciation charges.

Net Finance Expense

Net finance expense was RMB21.0 million (US$3.3 million) for the third quarter of 2012, compared to RMB16.3 million in the corresponding period of 2011.

Profit Before Income Tax Expense

Profit before income tax expense was RMB11.1 million (US$1.8 million) for the third quarter of 2012, compared to RMB131.1 million in the corresponding period of 2011.

Income Tax Expense

Income tax expense was RMB7.9 million (US$1.3 million) for the third quarter of 2012, compared to RMB28.4 million in the corresponding period of 2011.

Total Comprehensive Income and Earnings per Share

Total comprehensive income for the third quarter of 2012 was RMB4.9 million (US$0.8 million), compared to RMB88.4 million in the corresponding period of 2011.

For the third quarter of 2012, basic and diluted earnings per share was RMB0.03 (US$0.005), compared to RMB0.82 for the corresponding period in 2011.

Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2012 were RMB1,470.2 million (US$233.9 million), compared to RMB1,339.5 million as of December 31, 2011.

Business Update

Order Book Update

New Sales Contracts – During the third quarter of 2012, Ming Yang entered into sales contracts for wind power projects with a total output of 302MW, representing 37 units of 1.5MW WTGs and 123 units of 2.0MW WTGs.

Order Backlog – As of September 30, 2012, the Company’s order backlog amounted to 2.2 GW, representing 1,136 units of 1.5MW WTGs, 123 units of 2.0MW WTGs, 67 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0 MW SCD WTG. Cumulative signed orders since its inception amounted to 5.6GW, representing 3,417 units of 1.5MW WTGs, 123 units of 2.0MW WTGs, 84 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2848 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on September 28, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Friday, November 16, at 8:00 am Eastern Time (5:00 am Pacific Time / 9:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States: +1-866-519-4004

International (toll): +65-6723-9381

China, Domestic Mobile: 400-620-8038

China, Domestic: 800-819-0121

Hong Kong: 800-930-346

Please ask to be connected to Q3 2012 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States: +1-866-214-5335

International: +61-2-8235-5000

China: 400-692-0026

Hong Kong: 800-901-1596

Passcode: 4572-8707

The replay will be archived for seven days following the earnings announcement until November 24, 2012.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Nora Yong

T: +852-2530-0228

E: mingyang@fleishman.com

Hon Gay Lau

T: +852-2530-0228

E: mingyang@fleishman.com

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB’000	RMB’000	USD’000
Revenue	1,904,809	787,793	125,349
Cost of sales	(1,599,223)	(650,616)	(103,522)

Gross profit	305,586	137,177	21,827
Other income	6,410	13,765	2,190
Selling and distribution expenses	(61,375)	(38,129)	(6,067)
Administrative expenses	(87,076)	(59,271)	(9,431)
Research and development expenses	(19,159)	(23,366)	(3,718)

Profit from operations	144,386	30,176	4,801
Finance income	16,490	47,162	7,504
Finance expense	(32,793)	(68,185)	(10,849)
Share of gain of associates	2,977	1,909	304

Profit before income tax expense	131,060	11,062	1,760
Income tax expense	(28,388)	(7,932)	(1,262)

Profit for the period	102,672	3,130	498

Other comprehensive (loss)/income for the period :
Foreign currency translation differences - foreign operations	(14,232)	1,794	285

Total comprehensive income for the period	88,440	4,924	783

Profit/(loss) attributable to:
Shareholders of the Company	101,908	3,477	553
Non-controlling interests	764	(347)	(55)

	102,672	3,130	498
Total comprehensive income/(loss) attributable to:
Shareholders of the Company	87,676	5,271	838
Non-controlling interests	764	(347)	(55)

	88,440	4,924	783

Basic and diluted earnings per share(1)	0.82	0.03	0.005

(1)	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2011	As of September 30, 2012
	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	497,777	559,825	89,076
Intangible assets	74,837	98,469	15,668
Lease prepayments	207,321	236,708	37,664
Investments in associates	43,637	36,721	5,843
Investments in jointly controlled entities	255,870	394,720	62,805
Other investment	—	6,000	955
Trade and other receivables	462,961	1,012,415	161,089
Prepayments	40,290	125,146	19,912
Deferred tax assets	134,386	166,485	26,490

Total non-current assets	1,717,079	2,636,489	419,502
Current assets
Fair value through profit or loss	—	165,089	26,268
Inventories	1,837,821	1,677,811	266,964
Trade and other receivables	5,203,995	4,483,413	713,374
Prepayments	91,022	172,815	27,497
Other current assets	5,239	17,756	2,825
Pledged bank deposits	252,795	236,943	37,701
Cash and cash equivalents	1,339,496	1,470,218	233,932

Total current assets	8,730,368	8,224,045	1,308,561

Total assets	10,447,447	10,860,534	1,728,063

Equity
Issued share capital	850	850	135
Reserve for own shares	(42,108)	(55,113)	(8,769)
Capital reserves	3,627,441	3,663,494	582,913
Translation reserves	(58,358)	(53,732)	(8,550)
Retained earnings	253,711	113,693	18,090

Total equity attributable to shareholders of the Company	3,781,536	3,669,192	583,819
Non-controlling interests	117,153	113,806	18,108

Total equity	3,898,689	3,782,998	601,927
Liabilities
Non-current liabilities
Bond payable	—	984,681	156,677
Deferred tax liabilities	2,209	2,088	332
Provisions	206,293	243,789	38,790
Trade payables	120,243	58,880	9,369
Deferred income	175,215	254,710	40,528

Total non-current liabilities	503,960	1,544,148	245,696

Current liabilities
Trade and other payables	4,595,516	3,724,885	592,682
Short-term bank loans	632,000	1,116,590	177,665
Income tax payable	35,908	7,493	1,192
Provisions	146,774	137,539	21,884
Deferred income	27,783	31,894	5,075
Deferred revenue	606,817	514,987	81,942

Total current liabilities	6,044,798	5,533,388	880,440

Total liabilities	6,548,758	7,077,536	1,126,136

Total equity and liabilities	10,447,447	10,860,534	1,728,063